Contact

www.linkedin.com/in/joshua-
foreman-264592233 (LinkedIn)

Joshua Foreman

Air Force at United States Air Force
33579

Experience

United States Air Force
Air Force

Simply Tiny Development, LLC
CTO of Smart Home Integration
August 2021 - Present (9 months)

United States Air Force
16 years 1 month

Instructor Air Refueling Boom Operator
August 2018 - Present (3 years 9 months)
Tampa, Florida, United States

Aircrew Flight Equipment
June 2011 - August 2018 (7 years 3 months)
Destin, Florida, United States

Aircrew Flight Equipment
April 2006 - June 2011 (5 years 3 months)
Okinawa, Japan

_____